FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For August 13, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated August 13, 2007

2.

Material Change Report dated August 13, 2007 (re: August 13/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  August 13, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

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Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Updates Status of Audited Annual Financial Statements

Vancouver, BC – August 13, 2007:  Further to its news release dated August 2, 2007, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today that it intends to file its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the 15-month period ended April 30, 2007, by August 31, 2007.  As previously reported, the delay in filing the annual financial statements and related annual filings is attributable to a combination of factors, primarily (i) the short period of time between the appointment of the Company’s new auditor and the filing deadline; and (ii) the complexity of the Plan of Arrangement effected on October 18, 2006, between the Company and Petaquilla Copper Ltd..

The Company continues to work with its auditor to complete the audit of the Company’s financial statements as soon as possible.

In advance of the July 30th, 2007, filing deadline, Petaquilla notified the British Columbia and Ontario securities regulators of the anticipated filing default and applied for the issuance of a management cease trade order.  The order, which was issued on July 31st, 2007, by the British Columbia Securities Commission, as the Company’s principal regulator, prohibits trading in Petaquilla shares by its directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared until the necessary financial filings are submitted and the order has been revoked.  Pursuant to CSA Staff Notice 57-301, Petaquilla has filed with the regulators the first of its bi-weekly updates to its original Notice of Default and, as such, the Company’s Default Status Report dated August 13, 2007, follows.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

CSA Staff Notice 57-301

Appendix B

Default Status Report

Petaquilla Minerals Ltd. (the “Issuer”) hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

1.

the Notice of Default of the Issuer dated July 25, 2007, stated that the Issuer intended to file its audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the “Financial Statements”) by August 17, 2007, and in any event by no later than September 27, 2007;

2.

The Issuer continues to work with its auditor in order to complete the audit of the Issuer’s financial statements as soon as possible and, as of the date of this Default Status Report, the Issuer has not failed to fulfill its stated intention of filing its audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the “Financial Statements”) by August 17, 2007, but the Issuer advises that this previously proposed filing date will likely not be met and that the Issuer anticipates filing its annual financial statements and related annual filings by August 31, 2007, and in any event no later than September 27, 2007;

3.

Other than as detailed in Item 2 above, there are no other material changes to the information contained in the Notice of Default of the Issuer dated July 25, 2007; and

4.

Except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 13th day of August, 2007.

PETAQUILLA MINERALS LTD.

Per:

”Tony M. Ricci”_____

Tony M. Ricci

Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

August 13, 2007

Item 3.

News Release

The Company’s news release dated August 13, 2007, was disseminated by Marketwire, Incorporated on August 13, 2007.

Item 4.

Summary of Material Change

The Company updated the status of its audited annual financial statements.  The Company intends to file its annual financial statements and related annual filings by August 31, 2007, and provided the first of its bi-weekly updates to its Notice of Default dated July 25, 2007.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated August 13, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Updates Status of Audited Annual Financial Statements

Vancouver, BC – August 13, 2007:  Further to its news release dated August 2, 2007, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announced today that it intends to file its annual financial statements, annual Management Discussion & Analysis related thereto and its Annual Information Form in Form 20-F, for the 15-month period ended April 30, 2007, by August 31, 2007.  As previously reported, the delay in filing the annual financial statements and related annual filings is attributable to a combination of factors, primarily (i) the short period of time between the appointment of the Company’s new auditor and the filing deadline; and (ii) the complexity of the Plan of Arrangement effected on October 18, 2006, between the Company and Petaquilla Copper Ltd..

The Company continues to work with its auditor to complete the audit of the Company’s financial statements as soon as possible.

In advance of the July 30th, 2007, filing deadline, Petaquilla notified the British Columbia and Ontario securities regulators of the anticipated filing default and applied for the issuance of a management cease trade order.  The order, which was issued on July 31st, 2007, by the British Columbia Securities Commission, as the Company’s principal regulator, prohibits trading in Petaquilla shares by its directors, officers and other insiders of the Company and those who have been directors, officers or insiders of the Company during the period that the financial statements are being prepared until the necessary financial filings are submitted and the order has been revoked.  Pursuant to CSA Staff Notice 57-301, Petaquilla has filed with the regulators the first of its bi-weekly updates to its original Notice of Default and, as such, the Company’s Default Status Report dated August 13, 2007, follows.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021          Fax: (604) 694-0063

Toll-free:  1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

CSA Staff Notice 57-301

Appendix B

Default Status Report

Petaquilla Minerals Ltd. (the “Issuer”) hereby gives notice to the British Columbia Securities Commission and the Ontario Securities Commission pursuant to CSA Staff Notice 57-301 – Failing to File Financial Statements on Time – Management Cease Trade Orders as follows:

1.

the Notice of Default of the Issuer dated July 25, 2007, stated that the Issuer intended to file its audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the “Financial Statements”) by August 17, 2007, and in any event by no later than September 27, 2007;

2.

The Issuer continues to work with its auditor in order to complete the audit of the Issuer’s financial statements as soon as possible and, as of the date of this Default Status Report, the Issuer has not failed to fulfill its stated intention of filing its audited annual financial statements and related management discussion and analysis for the period February 1, 2006, to April 30, 2007 (the “Financial Statements”) by August 17, 2007, but the Issuer advises that this previously proposed filing date will likely not be met and that the Issuer anticipates filing its annual financial statements and related annual filings by August 31, 2007, and in any event no later than September 27, 2007;

3.

Other than as detailed in Item 2 above, there are no other material changes to the information contained in the Notice of Default of the Issuer dated July 25, 2007; and

4.

Except as may be contained in the Financial Statements, there is no material information concerning the affairs of the Issuer that has not been generally disclosed.

DATED this 13th day of August, 2007.

PETAQUILLA MINERALS LTD.

Per:

”Tony M. Ricci”_____

Tony M. Ricci

Chief Financial Officer